Mail Stop 0309

										October 25, 2004

Jerome Goldstein
President, Chief Executive Officer and Treasurer
Advanced Magnetics, Inc.
61 Mooney Street
Cambridge, MA 02138

Re:	Advanced Magnetics, Inc.
	Registration Statement on Form S-3
	File Number 333-119682

Dear Mr. Goldstein:

We have limited our review of the above-referenced filing to only the matters addressed herein. All comments need to be fully resolved before we take final action on the registration statement.

	We note that, although the prospectus includes a Risk Factors section, the Company has chosen not to provide the full text of risk factors in the current filing. However, we note that the Form 10-K for the year ended September 30, 2003 and the most recent Form 10-Q for the quarterly period ended June 30, 2004 include a full set of risk factors in MD&A. Accordingly, we think it is appropriate for the Company to specifically incorporate by reference the risk factors from the June 30, 2004 Form 10-Q. Please revise your disclosure to make this requested change, specifically referencing the June 30, 2004 Form 10-Q and the page number where such risk factors may be found.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	Please contact Albert Lee at (202) 824-5522 or me at (202) 942-1840 with any questions.

							Sincerely,



							Jeffrey P. Riedler
							Assistant Director

cc:	William J. Curry, Esq.
	Sullivan & Worcester LLP
	One Post Office Square
	Boston, MA 02109

Jerome Goldstein
Advanced Magnetics, Inc.
October 25, 2004
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